UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                             CERTIFICATE
Exelon Corporation                                               OF
File No. 70-9693                                             NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

      Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's merger, financing and investment orders. This certificate reports activity in File No. 70-9693 for the period July 1, 2003 through September 30, 2003. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit A for Glossary of Defined Terms

1. Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority.

      Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the December 8, 2000 Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At September 30, 2003, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,758 million, and accordingly, at September 30, 2003, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,242 million. At September 30, 2003, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $2,245 million.

2. Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the Requested EWG/FUCO Authority.

      Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project.

3. Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the quarter.

      See Item 27 regarding a commitment made by Exelon on October 10, 2003.

4. Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

      Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, total earnings growth by EWG and FUCO project in the third quarter, 2003.

5. Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of that quarter.

      Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ended September 30, 2003.

6. Order - Consolidated capitalization ratios of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

      At September 30, 2003, Exelon's consolidated capitalization ratio was: debt 61%, common equity 35%, preferred securities of subsidiaries of 2%, and short-tem debt of 2%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

7. Order - A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and of each Utility Subsidiary.

      The capital structures of Exelon and its utility subsidiaries as of September 30, 2003 are as follows (in millions, except percentage data):


          -------------------------------- ----------------- ------------

          Exelon                           Amount            Ratio
          -------------------------------- ----------------- ------------

          Common Equity                              $8,327        34.9%
          -------------------------------- ----------------- ------------

          Preferred Securities                          509         2.1%
          -------------------------------- ----------------- ------------

          Long-Term Debt (includes                   14,638        61.3%
          current maturities)
          -------------------------------- ----------------- ------------

          Short-Term Debt                               408         1.7%
          -------------------------------- ----------------- ------------

          Total Capitalization                      $23,882       100.0%
          -------------------------------- ----------------- ------------





          ------------------------------- ------------------ ------------

          ComEd                           Amount             Ratio
          ------------------------------- ------------------ ------------

          Common Equity                              $5,942        47.3%
          ------------------------------- ------------------ ------------

          Preferred Securities                          351         2.8%
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes              6,274        49.9%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                      $12,567       100.0%
          ------------------------------- ------------------ ------------

          ------------------------------- ------------------ ------------

          PECO                            Amount             Ratio
          ------------------------------- ------------------ ------------

          Common Equity                                $857        13.2%
          ------------------------------- ------------------ ------------

          Preferred                                     165         2.5%
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes              5,482        84.1%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt                                12         0.2%
          ------------------------------- ------------------ ------------

          Total Capitalization                       $6,516       100.0%
          ------------------------------- ------------------ ------------





          ------------------------------- ------------------ ------------

          Genco                           Amount             Ratio
          ------------------------------- ------------------ ------------

          Member's Equity                            $2,952        51.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes              2,361        40.8%
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt                               477         8.2%
          ------------------------------- ------------------ ------------

          Total Capitalization                       $5,790       100.0%
          ------------------------------- ------------------ ------------




          ------------------------------- ------------------ ------------

          PEPCO                           Amount             Ratio
          ------------------------------- ------------------ ------------

          Common Equity                                 $14       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                          $14       100.0%
          ------------------------------- ------------------ ------------

          ------------------------------- ------------------ ------------
          SPCO                            Amount             Ratio
          ------------------------------- ------------------ ------------

          Common Equity                                 $13       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                          $13       100.0%
          ------------------------------- ------------------ ------------





          ------------------------------- ------------------ ------------

          SECO                            Amount             Ratio
          ------------------------------- ------------------ ------------

          Common Equity                                  $6       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                           $6       100.0%
          ------------------------------- ------------------ ------------




          ------------------------------- ------------------ ------------
          ComEd Indiana                   Amount             Ratio
          ------------------------------- ------------------ ------------

          Common Equity                                 $12       100.0%
          ------------------------------- ------------------ ------------

          Preferred
          ------------------------------- ------------------ ------------

          Long-Term    Debt    (includes
          current maturities)
          ------------------------------- ------------------ ------------

          Short-Term Debt
          ------------------------------- ------------------ ------------

          Total Capitalization                          $12       100.0%
          ------------------------------- ------------------ ------------


8. Order - The market-to-book ratio of Exelon's common stock.

       At September 30, 2003, the market-to-book ratio of Exelon's common stock was 2.50 to 1.

9. Order - The sale of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale.

      During the third quarter of 2003, 1,173,712 shares of common stock were issued under various employee stock purchase and compensation plans with a price range of $53.91 to $59.81 per share. The average price for the period was $58.98 per share.

10. Order - The total number of shares of Exelon common stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

      Exelon granted 4,600 stock options in the third quarter of 2003 at an average exercise price of $56.53 per share.

11. Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

      Exelon did not transfer any common stock to a seller of securities of a company being acquired during the third quarter of 2003.

12. Order - If a guarantee is issued by Exelon, Genco or a Subsidiary where such guaranty is not exempt under Rule 52 during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.


       ------------------------ ------------------ --------------------- --------------- ----------------
              Guarantor            Beneficiary            Amount              Term           Purpose
       ------------------------ ------------------ --------------------- --------------- ----------------
       Exelon                   EBSC                         $9,000,000        10 years            Lease
       ------------------------ ------------------ --------------------- --------------- ----------------
       Exelon                   Genco                      $270,500,000       12 months          Nuclear
                                                                                           Insurance and
                                                                                                 Trading
       ------------------------ ------------------ --------------------- --------------- ----------------
       Exelon                   Enterprises                $118,100,000       12 months      Trading and
                                                                                                  Surety
       ------------------------ ------------------ --------------------- --------------- ----------------



13. Order - The amount and terms of any Exelon indebtedness issued during the quarter.

      Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the third quarter. Daily balances ranged from $60 million to $520 million at an average interest rate of 1.11%.

14. Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter.

      A. Overnight commercial paper issued through Bank One on behalf of PECO during the third quarter. Daily balances ranged from $-0- million to $240 million at an average interest rate of 1.05%.

      B.    ComEd had no commercial paper activity during the third quarter.

      C. Contributions to and loans from the Utility Money Pool: The activity below reflects contributions to and loans from the Money Utility Pool for the quarter ending September 30, 2003.

      D. Exelon, ComEd, PECO and Genco maintain a $1.5 billion 364-day credit facility to support commercial paper issuances. At September 30, 2003, sublimits under the credit facility were

            $1.0 billion, $100 million and $400 million for Exelon Corporate, ComEd and PECO, respectively. Genco did not have a sublimit under the facility at September 30, 2003. Exelon Corporate, ComEd and PECO had approximately $720 million, $360 million and $75 million available under the credit facility, respectively, reflecting commercial paper, letters of credit and loans outstanding at September 30, 2003. At September 30, 2003, commercial paper outstanding was $70 million and $12 million at Exelon Corporate and PECO, respectively. ComEd and Genco did not have any commercial paper outstanding at September 30, 2003.

E. On September 29, 2003, Genco closed on an $850 million revolving credit facility that replaced a $550 million revolving credit facility that had originally closed on June 13, 2003. Genco used the facility to make the first payment to Sithe relating to the $536 million note that was used to purchase Exelon New England. This note was restructured in June 2003 to provide for a payment of $210 million of the principal on June 16, 2003, payment of $236 million of the principal on the earlier of December 1, 2003 or change of control of Genco, and payment of the remaining principal on the earlier of December 1, 2004 or change of control of Genco. At September 30, 2003, Genco had $640 million available under this credit facility.



       Contributions to the Utility Money Pool

        -------------------------------- ---------------------------------- --------------------------------
        Company                          Maximum Daily Contribution         Average Interest Rate
        -------------------------------- ---------------------------------- --------------------------------
        ComEd of Indiana                                       $20,500,000                           0.937%
        -------------------------------- ---------------------------------- --------------------------------
        ComEd                                                 $344,000,000                           1.031%
        -------------------------------- ---------------------------------- --------------------------------
        PECO                                                   $59,000,000                           1.052%
        -------------------------------- ---------------------------------- --------------------------------


       Loans from the Utility Money Pool

        -------------------------------- ---------------------------------- --------------------------------
        Company                          Maximum Daily Borrowing            Average Interest Rate
        -------------------------------- ---------------------------------- --------------------------------
        ComEd                                                  $20,500,000                           0.937%
        -------------------------------- ---------------------------------- --------------------------------
        Genco                                                 $344,000,000                           1.031%
        -------------------------------- ---------------------------------- --------------------------------
        EBSC                                                   $59,000,000                           1.052%
        -------------------------------- ---------------------------------- --------------------------------



15. Order - The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under rule 52.

      None.

16. Order - All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter.

      See Exhibit B.

17. Order - Future registration statements filed under the Securities Act of 1933 with respect to securities described in the Rule 24 certificate will be filed or incorporated by reference as exhibits to the Rule 24 Certificate.

      None.

18. Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

      See combined Form 10-Q for Exelon Corporation, ComEd, Genco and PECO filed on October 29, 2003.

19. Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

      The consolidated retained earnings analyses of Exelon, ComEd, PECO, Genco, PECO Energy Power Company, Susquehanna Power Company, Susquehanna Electric Company and ComEd of Indiana are attached as Exhibit C.

20. Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

      In the third quarter of 2003, Genco entered into forward starting swaps to hedge interest rate exposure associated with future debt issuances. Each of the swaps is designated as a cash flow hedge in that it attempts to minimize the variability of the future interest expense associated with changes in the 3-month LIBOR rate. A table summarizing the forward starting swap transactions that were entered into in the third quarter is below. Each of the transactions will be unwound prior to the associated debt issuance.


       ----------------------------------------------------------------------------------------------
           Exelon          Trade         Effective        Notional          Term      Counterparty
           Entity           Date           Date            Amount
       ----------------------------------------------------------------------------------------------
            Genco         07/30/03       12/01/03       $100,000,000       10 year      JPMorgan
            Genco         08/27/03       12/01/03       $100,000,000       10 year      Citibank
       ----------------------------------------------------------------------------------------------



21. Order - The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

       None.


22. Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Genco and Enterprises.

      Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises. See Form 10-Q for Genco filed on October 29, 2003.


23. Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

      Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a description of Development Activities and amount expended on Development Activities during the quarter just ended.

24. Order - A narrative description of each investment made during the quarter just ended including:


      a.    Name of the company and its immediate parent.

              See table below.

      b. Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries).

              See table below.

      c.    Type of company and/or its business  (e.g.,  EWG, FUCO, ETC, Rule 58
            Subsidiary,   Non-U.S.   Energy  Related  Subsidiary,   Intermediate
            Subsidiary, Financing Subsidiary).

              See table below.

      d. With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the locations (countries) where it does business.

              None.



--------------- --------------- ---------------- -------------------- ------------- --------------------------
                                   Company /
                  Company /       Subsidiary          Method of
    Immediate     Subsidiary        Type of          Investment          Amount     Purpose
    Parent                          Company
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Exelon          Rule 58          Revolving credit     $500,000      Operating funds
Enterprises     Enterprises                      loan                 LIBOR plus
Company, LLC    Management,                                           50 basis
                Inc. points
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Exelon Energy   Rule 58          Revolving credit     $4,000,000    Operating funds
Enterprises     Company                          loan                 LIBOR plus
Company, LLC                                                          50 basis
                                                                      points
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Fischbach &     Rule 58          Revolving credit     $1,731,000    Operating funds
Enterprises     Moore                            loan                 LIBOR plus
Company, LLC    Electric, Inc.                                        50 basis
                                                                      points
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Enterprises     Exelon          Rule 58          Revolving credit     $90,816       Provide operating funds
                Thermal                          loan
                Holdings, Inc.
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Exelon          Rule 58          Revolving credit     $100,000      Provide operating funds
Thermal         Thermal                          loan
Holdings, Inc.  Development,
                Inc.
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon          Exelon          Rule 58          Revolving credit     $200,000      Provide operating funds
Thermal         Thermal                          loan
Holdings, Inc.  Technologies,
                Inc.
--------------- --------------- ---------------- -------------------- ------------- --------------------------
Exelon Power    Conemaugh       Rule 58          Capital              $1,554,000    Operating funds
Holdings, LLC   Fuels, LLC                       contribution
--------------- --------------- ---------------- -------------------- ------------- --------------------------



                                       8

--------------- --------------- ---------------- -------------------- ------------- --------------------------
Genco           Conemaugh       Rule 58          Capital              $1,554,000    Operating funds
                Fuels, LLC                       contribution
--------------- --------------- ---------------- -------------------- ------------- --------------------------






25. Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

      During the third quarter of 2003, Exelon Energy Company, a retail energy provider, created several subsidiaries and transferred assets and liabilities to such companies in anticipation of eventually disposing them. The assets, liabilities and equity interests in such companies after the restructuring were as follows:



       (In thousands)
      --------------------------- ----------------------- ------------------------- ------------------------
              Company                     Assets                  Liabilities               Equity
      --------------------------- ----------------------- ------------------------- ------------------------
      AllEnergy Rhode Island                   $(190.13)                 $(395.78)                  $205.65
      Company, LLC
      --------------------------- ----------------------- ------------------------- ------------------------
      AllEnergy Massachusetts                 (3,585.38)                (7,463.38)                 3,878.00
      Company, LLC
      --------------------------- ----------------------- ------------------------- ------------------------
      AllEnergy Connecticut                     (977.83)                (2,035.47)                  1057.64
      Company, LLC.
      --------------------------- ----------------------- ------------------------- ------------------------
      AllEnergy Gas & Electric                (5,106.46)               (10,629.67)                 5,523.21
      Marketing Company, LLC
      --------------------------- ----------------------- ------------------------- ------------------------
      AllEnergy New York                        (937.09)                (1,950.66)                 1,013.57
      Company, LLC
      --------------------------- ----------------------- ------------------------- ------------------------
      AllEnergy New Jersey                      (624.73)                (1,300.44)                   675.71
      Company, LLC
      --------------------------- ----------------------- ------------------------- ------------------------
      AllEnergy Gas Marketing                 (1,724.79)                (3,590.34)                 1,865.55
      Co. New York, LLC
      --------------------------- ----------------------- ------------------------- ------------------------
      AllEnergy Gas Marketing                   (434.59)                  (904.65)                   470.06
      Co. New Jersey, LLC
      --------------------------- ----------------------- ------------------------- ------------------------
      Exelon Energy Company                    13,581.00                 28,270.40              (14,689.40)
      --------------------------- ----------------------- ------------------------- ------------------------



      During the third quarter of 2003, AllEnergy Rhode Island Company, LLC, AllEnergy Massachusetts Company, LLC and AllEnergy Connecticut Company, LLC were sold for $168,000, $46,000 and $9,000, respectively.

      InfraSource, Inc., a Rule 58 holding company, was sold on September 24, 2003 along with several of its subsidiaries. The assets, liabilities and equity of InfraSource, Inc that were not sold were contributed to F&M Holdings Company, LLC, which was created on September 18, 2003.



       (In thousands)
      ------------------------------ -------------------- ------------------------- ------------------------
      Company                        Assets               Liabilities               Equity
      ------------------------------ -------------------- ------------------------- ------------------------
      F&M Holdings Co., LLC                     $111,302                  $(9,733)               $(101,569)
      ------------------------------ -------------------- ------------------------- ------------------------


26. Order - A chart showing, as of the end of such quarterly period and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.

Exelon Corporation Subsidiaries and Investments
As of September 30, 2003
                                                 Common         Parent        Other
                                                 Shares         Voting        Voting          Type of Business
Tier Company name                                Owned          Power         Power            And Authority
--------------------------------------         -------------  -------        -------     ----------------------
Exelon Corporation                                                                       Public Utility Holding
                                                                                         Company
  1  Exelon Business Services Company                      1  100.00%                    Subsidiary Service
                                                                                         Company
  1  Unicom Resources, Inc.                              100  100.00%                    Inactive
  1  Unicom Assurance Company, Ltd. *                General  100.00%                    Approved in Merger
                                                 Partnership                             Order (Captive
                                                    Interest                             Insurance Company)
  1  Exelon Investment Holdings, LLC*        Member Interest  100.00%                    Intermediate Company -
                                                                                         Holding company for tax
                                                                                         advantaged transactions
                                                                                         - housing
     Exelon Capital Trust I                              N/A  100.00%                    Financing company
     Exelon Capital Trust II                             N/A  100.00%                    Financing company
     Exelon Capital Trust III                            N/A  100.00%                    Financing company
  1  Exelon Ventures Company, LLC            Member Interest  100.00%                    Public Utility Holding
                                                                                         Company First Tier
  2  SynFuel I, LLC                          Member Interest  100.00%                    Intermediate holding
                                                                                         company
  2  SynFuel II, LLC                         Member Interest  100.00%                    Intermediate holding
                                                                                         company
  2  Exelon Generation Company, LLC          Member Interest  100.00%                    Public Utility Holding
                                                                                         Company Second Tier and
                                                                                         Utility Company
  3  Exelon Generation Finance Company,      Member Interest  100.00%                    Approved in Financing
     LLC                                                                                 Order (Financing)
  3  ExTex Retail Services Company, LLC      Member Interest  100.00%                    Rule 58 - 5



                                       10

  3  Penesco Company, LLC                    Member Interest  100.00%                    Rule 58
  3  Port City Power, LLC *                  Member Interest  100.00%                    Approved in Investment
                                                                                         Order (Development
                                                                                         Company)
  3  Southeast Chicago Energy Project,       Member Interest  100.00%                    EWG
     LLC
  3  Concomber Ltd                                   General  100.00%                    Approved in Merger
                                                 Partnership                             Order (Captive
                                                    Interest                             Insurance Company)
  3  Cenesco Company, LLC                    Member Interest  100.00%                    Rule 58
  3  Exelon Allowance Management             Member Interest  100.00%                    Rule 58
     Company, LLC
  3  Susquehanna Electric Company                      1,000  100.00%                    Utility Company
  3  Exelon Power Holdings, LP                       Limited  85.00%   Genco  - LP       Intermediate Subsidiary
                                   Partnership
                                    Interest
                                                     Limited  14.00%   Peaker Dev.
                                                 Partnership           Gen.       - GP
                                    Interest
                                                     Limited   1.00%   Ventures - LP
                                   Partnership
                                    Interest
  4  Keystone Fuels, LLC                     Member Interest  20.99%                     Rule 58
  4  Conemaugh Fuels,  LLC                   Member Interest  20.72%                     Rule 58
  4  Exelon (Fossil) Holdings, Inc.                           100.00%                    Intermediate holding
                                                                                         company
  5  Sithe Energies, Inc.                                     49.90%                     Combo Exempt Wholesale
                                                                                         Generator and  Rule 58
  3  AmerGen Energy Company, LLC             Member Interest  50.00%                     Exempt Wholesale
                                                                                         Generator
  4  AmerGen Consolidation, LLC*             Member Interest  100.00%                    Intermediate company



                                       11

  4  AmerGen TMI NQF, LLC*                   Member Interest  100.00%                    Intermediate company
  4  AmerGen Oyster Creek NQF, LLC*          Member Interest  100.00%                    Intermediate company
  4  AmerGen Clinton NQF, LLC*               Member Interest  100.00%                    Intermediate company
  3  PECO Energy Power Company                       984,000  100.00%                    Electric Utility
                                                                                         Company and Public
                                                                                         Utility  Holding Company
  4  Susquehanna Power Company                     1,273,000  100.00%                    Electric Utility Company
  5  The Proprietors of the Susquehanna                   NA  100.00%                    Inactive
     Canal*
  3  Exelon Generation International,                     NA  100.00%                    Intermediate Subsidiary
     Inc. *                                                                              (1)
  3  Exelon Peaker Development General,      Member Interest  100.00%                    Intermediate company
     LLC
  3  Exelon Peaker Development Limited,      Member Interest  100.00%                    Intermediate company
     LLC
  4  ExTex LaPorte Limited Partnership           Partnership  99.00%   Peaker Ltd. - LP  Exempt Wholesale
                                                    Interest                             Generator
                                                 Partnership   1.00%   Peaker Gen. - GP
                                                   Interest
  3  ExTex Marketing, LLC                    Member Interest  100.00%                    Rule 58
  4  ExTex Power, LP                             Partnership  99.00%   ExTexMarketing -  Rule 58
                                                    Interest           LP
                                                 Partnership   1.00%   Genco - GP
                                                    Interest
  3  Exelon AOG Holding # 1, Inc.                             100.00%                    Intermediate Company
  3  Exelon AOG Holding # 2, Inc.                             100.00%                    Intermediate Company
  4  Exelon New England Power Marketing,         Partnership  99.00%   AOG # 2, LP       Rule 58
     LP                                             Interest
                                                 Partnership   1.00%   AOG # 1, GP
                                                    Interest


                                       12

  3  Exelon New England Holdings, LLC        Member Interest  100.00%                    Intermediate Company
  4  Exelon New England Power Services,                       100.00%                    Rule 58
     Inc.
  4  Exelon New England Development, LLC     Member Interest  100.00%                    Development Company
  4  Exelon Wyman, LLC                       Member Interest  100.00%                    Exempt Wholesale
                                                                                         Generator
  4  Exelon Edgar, LLC *                     Member Interest  100.00%                    Exempt Wholesale
                                                                                         Generator
  4  Exelon Framingham, LLC                  Member Interest  100.00%                    Exempt Wholesale
                                                                                         Generator
  4  Exelon Framingham Development, LLC*     Member Interest  100.00%                    Development Company
  4  Exelon West Medway, LLC                 Member Interest  100.00%                    Exempt Wholesale
                                                                                         Generator
  4  Exelon West Medway Expansion, LLC       Member Interest  100.00%                    Development Company
  4  Exelon West Medway Development, LLC     Member Interest  100.00%                    Development Company
  4  Exelon Boston Power Services, LLC       Member Interest  100.00%                    Development Company
  4  Exelon New Boston, LLC                  Member Interest  100.00%                    Exempt Wholesale
                                                                                         Generator
  4  Exelon Hamilton, LLC*                   Member Interest  100.00%                    Rule 58
  4  Exelon Boston Generating, LLC           Member Interest  100.00%                    Intermediate Company
  5  Exelon Mystic, LLC                      Member Interest  100.00%                    Exempt Wholesale
                                                                                         Generator


                                       13

  5  Exelon Mystic Development, LLC          Member Interest  100.00%                    Exempt Wholesale
                                                                                         Generator
  5  Exelon ForeRiver Development, LLC       Member Interest  100.00%                    Exempt Wholesale
                                                                                         Generator
  3  Exelon PowerLabs, LLC                   Member Interest  100.00%                    Rule 58 (vii)
  2  Exelon Enterprises Company, LLC         Member Interest  100.00%                    Non-Utility Holding
                                                                                         Company Second Tier
  3  Exelon Energy Company                               100  100.00%                    Rule 58
  4  AllEnergy Gas & Electric Marketing      Member Interest  100.00%                    Rule 58
     Company, LLC
  5  AllEnergy Gas Marketing Co. New         Member Interest  100.00%                    Rule 58
     Jersey, LLC
  5  AllEnergy New Jersey Company, LLC       Member Interest  100.00%                    Rule 58
  5  AllEnergy Gas Marketing Co. New         Member Interest  100.00%                    Rule 58
     York, LLC
  5  AllEnergy New York Company, LLC         Member Interest  100.00%                    Rule 58
  5  Texas Ohio Gas, Inc.                                100  100.00%                    Rule 58
  3  Exelon Enterprises Management, Inc.                      100.00%                    Approved in Merger

                                                                                         Order
                                                                                         (investments
                                                                                         in
                                                                                         Rule
                                                                                         58
                                                                                         and
                                                                                         Telecomm.)
  4  Exelon Capital Partners, Inc.                            100.00%                    Approved in Merger

                                                                                         Order
                                                                                         (investments
                                                                                         in
                                                                                         Rule
                                                                                         58
                                                                                         and
                                                                                         Telecomm.)
  5  ECP Telecommunications Holdings,        Member Interest  100.00%                    Holds ETCs
     LLC
  6  NEON Communications, Inc.                                10.01%                     Approved in Merger
                                                                                         Order (Investment)
  6  Enerwise Global Technologies, Inc.                       17.70%                     ETC
  6  Ikimbo, Inc.                                             14.80%                     ETC
  6  SoftComp, Inc (PermitsNow)                               15.51%                     Inactive
  6  OmniChoice.com, Inc.                                     30.00%                     ETC
  6  Planalytics, Inc.                                        12.00%                     ECP
  6  Everest Broadband Networks                               15.00%                     ETC
  6  Energy Trading Company                                   100.00%                    ETC



                                       14

  5  Exelon Enterprises Investments,                          100.00%                    Approved in Merger
     Inc.
                                                                                         Order
                                                                                         (investments
                                                                                         in
                                                                                         Rule
                                                                                         58
                                                                                         and
                                                                                         Telecomm.)
  6  Kinetic Venture Fund I, LLC                              22.22%                     Merger U-1 Amendment #
                                                                                         5 (Reserved
                                                                                         Jurisdiction)
  6  Kinetic Venture Fund II, LLC                             14.30%                     Merger U-1 Amendment #
                                                                                         5 (Reserved
                                                                                         Jurisdiction)
  6  UTECH Climate Challenge Fund, L.P.                       24.30%                     Approved in Merger
                                                                                         Order (energy related
                                                                                         - venture capital Rule
                                                                                         58)
  5  Clean Air Partners, Inc.                                 13.90%                     ETC
  6  EEI Telecommunications Holdings,        Member Interest  100.00%                    ETC
     LLC
  7  Exelon Communications Holdings, LLC     Member Interest  100.00%                    ETC
  8  PHT Holdings, LLC                       Member Interest  100.00%                    Held by ETC
  9   PECO Hyperion Telecommunications           Partnership  49.00%   PHT Holdings      Held by ETC
                                    Interest
                                                 Partnership   1.00%   PECO
                                    Interest
  8  Exelon Communications Company, LLC      Member Interest  100.00%                    Held by ETC
  4  CIC Global, LLC                         Member Interest  50.00%                     Held by ETC
  4  Unigrid Energy, LLC                     Member Interest  50.00%                     Inactive
  3  F&M Holdings Company, LLC               Member Interest  100.00%                    Rule 58
  4  VSI Group, Inc.                                     100  100.00%                    Rule 58
  5  EGW Meter Services, LLC *               Member Interest  100.00%                    Rule 58



                                       15

  4  InfraSource Integrated Services,                         100.00%                    Rule 58
     Inc.
  5  EIS Engineering, Inc.                                    100.00%                    Rule 58
  6  InfraSource F.S. LLC *                  Member Interest  100.00%                    Rule 58
  6  InfraSource E.S. LLC *                  Member Interest  100.00%                    Rule 58
  4  NEWCOSY, Inc.                                         1  100.00%                    Rule 58
  4  Fischbach and Moore Electric, Inc.                    1  100.00%                    Rule 58
  4  NEWCOTRA, Inc.*                                       1  100.00%                    Rule 58
  5  Fischbach and Moore, Inc.                             1  100.00%                    Rule 58
  6  Fischbach and Moore Electric                          1  100.00%                    Rule 58
     Contracting, Inc.*
  6  T.H. Green Electric Co., Inc.*                        1  100.00%                    Rule 58
  5  Rand-Bright Corporation                               1  100.00%                    Rule 58
     OSP Servicios S.A. de C.V.                               100.00%                    Rule 58
  5  Utility Locate & Mapping Services,                    1  100.00%                    Rule 58
     Inc.*
  5  Universal Network Development,                           49.00%                     Rule 58
     Corp.*
  4  EIS Investments, LLC*                   Member Interest  100.00%                    Rule 58
  5  WCB Services, LLC *                     Member Interest  49.00%                     Rule 58
  3  Exelon Services, Inc.                                    100.00%                    Rule 58
  4  Exelon Services Federal Group, Inc.                      100.00%                    Rule 58
  3  Unicom Power Holdings, LLC              Member Interest  100.00%                    Rule 58
  3  Unicom Power Marketing, Inc.                        100  100.00%                    Rule 58
  3  Adwin Equipment Company                                  100.00%                    Rule 58
  3  Exelon Thermal Holdings, Inc.                       100  100.00%                    Rule 58
  4  ETT North America, Inc.                              10  100.00%                    Rule 58
  5  Northwind Thermal Technologies                       10  100.00%                    Merger Order Reserved
     Canada, Inc.                                                                        Jurisdiction ;

                                                                                         Investment
                                                                                         U-1
                                                                                         in
                                                                                         Docket
                                                                                         70-9691
                                                                                         (Rule
                                                                                         58
                                                                                         operating
                                                                                         outside
                                                                                         the
                                                                                         U.S.)


                                       16

  6  ETT Canada, Inc.                                     10  100.00%                    Merger Order Reserved
                                                                                         Jurisdiction ;
                                                                                         Investment U-1 in
                                                                                         Docket 70-9691 (Rule 58
                                                                                         operating outside the
                                                                                         U.S.)
  7  Northwind Windsor                                    JV  50.00%                     Merger Order Reserved
                                                                                         Jurisdiction ;
                                                                                         Investment U-1 in
                                                                                         Docket 70-9691 (Rule 58
                                                                                         operating outside the
                                                                                         U.S.)
  4  ETT Nevada, Inc.                                    100  100.00%                    Rule 58
  5  Northwind Aladdin, LLC                  Member Interest  75.00%                     Rule 58
  5  Northwind Las Vegas, LLC                Member Interest  50.00%                     Rule 58
  4  Northwind Chicago, LLC                  Member Interest  100.00%                    Rule 58
  4  Exelon Thermal Development, Inc.                    100  100.00%                    Rule 58
  4  Exelon Thermal Technologies, Inc.                   100  100.00%                    Rule 58
  4  ETT Boston, Inc.                                    100  100.00%                    Rule 58
  5  Northwind Boston, LLC                   Member Interest  25.00%                     Rule 58
  4  ETT Houston, Inc.                                   100  100.00%                    Rule 58
  4  ETT National Power, Inc.                            100  100.00%                    Rule 58
  5  Northwind Midway, LLC                   Member Interest  100.00%                    Rule 58
  1  Unicom Investment, Inc.                             100  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)
  2  Scherer Holdings 1, LLC                 Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)
  2  Scherer Holdings 2, LLC                 Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)
  2  Scherer Holdings 3, LLC                 Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)


                                       17

  2  Spruce Holdings G.P. 2000, LLC          Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)
  2  Spruce Holdings L.P. 2000, LLC          Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)
  3  Spruce Equity Holdings, L.P.                Partnership  99.00%   Spruce LP         Approved in Merger
                                                    Interest                             Order (Tax advantaged
                                                                                         transactions)
                                                 Partnership   1.00%   Spruce GP
                                    Interest
  4  Spruce Holdings Trust                   Trust  Interest  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)
  2  Wansley Holdings 1, LLC                 Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)
  2  Wansley Holdings 2, LLC                 Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Tax advantaged
                                                                                         transactions)
  1  Exelon Energy Delivery Company, LLC     Member Interest  100.00%                    Intermediate public
                                                                                         utility holding company
  2  PECO Energy                                 170,478,507  100.00%                    Electric and Gas
     Company                                                                             Utility Company
  3  East Coast Natural Gas Cooperative,             Limited  41.12%                     Rule 58
     LLP                                         Partnership
                                    Interest
  3  Horizon Energy Company*                           1,000  100.00%                    Inactive
  3  Adwin Realty Company                              1,000  100.00%                    Merger Order Reserved
                                                                                         Jurisdiction (Real
                                                                                         Estate)
  4  Ambassador II Joint Venture                          NA  50.00%                     Merger Order Reserved
                                                                                         Jurisdiction (Real
                                                                                         Estate)
  4  Bradford Associates                                  NA  50.00%                     Merger Order Reserved
                                                                                         Jurisdiction (Real
                                                                                         Estate)
  4  Henderson Ambassador Associates                      NA  50.00%                     Merger Order Reserved
                                                                                         Jurisdiction (Real
                                                                                         Estate)



                                       18

  3  PECO Energy Transition Trust                         NA  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  3  PECO Energy Capital Corp.                         1,000  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  4  PECO Energy Capital Trust II                         NA  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  4  PECO Energy Capital Trust III                        NA  100.00%                    Approved in Merger
                                                                                         Order (Financing)
     PECO Energy Capital Trust IV                         NA  100.00%                    Financing
     PECO Energy Capital Trust V*                         NA  100.00%                    Financing
     PECO Energy Capital Trust VI*                        NA  100.00%                    Financing
  4  PECO Energy Capital, LP                              NA   3.00%                     Approved in Merger
                                                                                         Order (Financing)
  3  ExTel Corporation, LLC                  Member Interest  100.00%                    Intermediate Subsidiary
  4  PECO Wireless, LP                                    NA  99.00%   PECO              Intermediate Subsidiary
                                                               1.00%   ExTel
  5  ATNP Finance Company                                100  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  5  PEC Financial Services, LLC             Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  3  Adwin, Cogeneration, Inc. *                              50.00%                     ERC
  2  Commonwealth Edison                         127,020,904  99.90%                     Public Utility Holding
     Company                                                                             Company, Second Tier;
                                                                                         Electric Utility
                                                                                         Company
  3  Commonwealth Edison Company of                  908,084  100.00%                    Electric Utility Company
     Indiana, Inc.
  3  ComEd Financing I                                    NA  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  3  ComEd Financing II                                   NA  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  3  ComEd Financing III*                                 NA  100.00%                    Financing
  3  ComEd Funding, LLC                      Member Interest  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  4  ComEd Transitional Funding Trust                     NA  100.00%                    Approved in Merger
                                                                                         Order (Financing)
  3  Commonwealth Research Corporation                   200  100.00%                    Rule 58
  3  Edison Development Company                          741  100.00%                    Approved in Merger
                                                                                         Order (economic and
                                                                                         community development)



                                       19

  3  Edison Development Canada Inc.                   15,158  100.00%                    Merger Order reserved
                                                                                         jurisdiction;
                                                                                         Investment U-1 in
                                                                                         Docket 70-9691
                                                                                         (economic and community
                                                                                         development)
  4  Edison Finance Partnership                           NA  100.00%                    Merger Order reserved
                                                                                         jurisdiction;
                                                                                         Investment U-1 in
                                                                                         Docket 70-9691
                                                                                         (Financing)
  1  Boston Financial Institutional Tax                   NA  10.72%                     Approved in Merger
     Credit Fund X                                                                       Order (tax advantaged
                                                                                         transactions - housing)
  1  Boston Financial Institutional Tax                   NA  43.69%                     Approved in Merger
     Credit Fund XIV                                                                     Order (tax advantaged
                                                                                         transactions - housing)
  1  Boston Financial Institutional Tax                   NA  14.19%                     Approved in Merger
     Credit Fund XIX                                                                     Order (tax advantaged
                                                                                         transactions - housing)
  1  Boston Financial Institutional Tax                   NA  34.54%                     Approved in Merger
     Credit Fund XXI                                                                     Order (tax advantaged
                                                                                         transactions - housing)
  1  Related Corporate Partners XII, L.P.                 NA  36.03%                     Approved in Merger
                                                                                         Order (tax advantaged
                                                                                         transactions - housing)
  1  Related Corporate Partners XIV, L.P.                 NA  15.99%                     Approved in Merger
                                                                                         Order (tax advantaged
                                                                                         transactions - housing)
  1  Summit Corporate Tax Credit Fund II                  NA  33.00%                     Approved in Merger
                                                                                         Order (tax advantaged
                                                                                         transactions - housing)
  1  USA Institutional Tax Credit Fund                    NA  24.49%                     Approved in Merger
     XXII                                                                                Order (tax advantaged
                                                                                         transactions - housing)
     New Companies
     -------------
     F&M Holdings Company, LLC formed in Delaware, 9/18/2003. Holding company for former InfraSource companies that were not sold on 9/24/2003. SynFuel I, LLC, formation in Delaware on 7/25/2003.
     Intermediate holding company
     SynFuel II, LLC, formation in Delaware on 7/25/2003.
     Intermediate holding company
     AllEnergy Gas Marketing Co. New Jersey, LLC
     Formation in Delaware on 7/10/2003
     Retail marketing of natural gas and energy-related services.
     AllEnergy Gas Marketing Co. New York, LLC
     Formation in Delaware on 7/10/2003
     Retail marketing of natural gas and energy-related services.
     Exelon Capital Trust I
     Formation in Delaware on 8/25/2003
     Exelon Capital Trust II
     Formation in Delaware on 8/25/2003
     Exelon Capital Trust III
     Formation in Delaware on 8/25/2003

Dispositions
------------
     Aconite Corporation                 Sold September 24, 2003
     Blair Park Services, Inc.           Sold September 24, 2003
     Chowns Communications, Inc.         Sold September 24, 2003
     Dacon Corporation                   Sold September 24, 2003
     Dashiell
     Corporation                         Sold September 24, 2003
     Dashiell Holdings Corporation       Sold September 24, 2003
     Electric Services, Inc.             Sold September 24, 2003
     Gas Distribution Contractors,
     Inc.                                Sold September 24, 2003
     InfraSource Corporate Services,
     Inc.                                Sold September 24, 2003
     InfraSource Underground
     Construction, LLC                   Sold September 24, 2003
     InfraSource, Inc.                   Sold September 24, 2003
     International Communications
     Services, Inc.                      Sold September 24, 2003
     M.J. Electric, Inc.                 Sold September 24, 2003
     Mechanical Specialties Incorporated Sold September 24, 2003
     Mid-Atlantic Pipeliners, Inc.       Sold September 24, 2003
     MRM Technical Group, Inc.           Sold September 24, 2003
     Mueller Distribution Contractors,
     Inc.                                Sold September 24, 2003
     Mueller Pipeliners, Inc.            Sold September 24, 2003
     OSP Consultants, Inc.               Sold September 24, 2003
     OSP Telcomm de Mexico, S.A. de C.V. Sold September 24, 2003
     OSP Telecom, Inc.                   Sold September 24, 2003
     OSP, Inc.                           Sold September 24, 2003

     RJE Telecom, Inc.                   Sold September 24, 2003
     Sunesys of Virginia, Inc.           Sold September 24, 2003
     Sunesys, Inc.                       Sold September 24, 2003
     Trinity Industries, Inc.            Sold September 24, 2003
     AllEnergy Rhode Island Company,
     LLC.                                Sold September 1, 2003
     AllEnergy Massachusetts Company,
     LLC.                                Sold September 1, 2003
     AllEnergy Connecticut Company,
     LLC.                                Sold September 1, 2003
     * Inactive

27. Additional information.
      On October 3, 2003, Genco announced that it will buy British Energy's 50-percent interest in AmerGen Energy Co., LLC for $276.5 million, giving Exelon sole ownership of AmerGen and its three nuclear plants.

      The amount matches the offer by FPL Energy, which announced on September 11, 2003 that it intended to buy British Energy's share of AmerGen. Under the AmerGen limited liability company operating agreement between Exelon and British Energy, either could exercise a "right of first refusal" by matching any bona-fide third-party offer agreed to by the other party.

      AmerGen owns the Clinton Power Station in Central Illinois, Three Mile Island Unit 1 near Harrisburg, Pennsylvania and the Oyster Creek Generating Station on the New Jersey shore. The three stations represent about 2,500 megawatts of generating capacity.

      The AmerGen purchase is expected to be completed in the first half of 2004. See Exelon Corporation Form 8-K filed on October 3, 2003.

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 26, 2003

                                       EXELON CORPORATION

                                       By: /s/ Matthew F. Hilzinger
                                       -----------------------------
                                       Vice President and Corporate Controller

                                    Exhibit A
                                    ---------

Glossary of Defined Terms
-------------------------

AmerGen                    AmerGen Energy Company, LLC
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
EBSC                       Exelon Business Services Company
Exelon                     Exelon Corporation
Enterprises                Exelon Enterprises Company, LLC
EWGs                       Exempt wholesale generators
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Genco                      Exelon Generation Company, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust
Sithe                      Sithe Energies, Inc.
ENEH                       Exelon New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company

                               Exhibit B - Item 16
                               -------------------
A.
Commonwealth Edison Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities (draft, promissory note): First Mortgage Bonds

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $250 million.

4.     Rate of interest per annum of each security: 4.74%

5.     Date of issue, renewal or guaranty of each security: August 25, 2003

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): 2010.

8. Name of the person to whom each security was issued, renewed or guaranteed: Various.

9.     Collateral given with each security: First mortgage.

10.    Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the sale of the bonds were used to finance the repayment and early retirement of long-term debt.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.   If the security or securities were exempt from the provisions of section 6
      (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

B.
--
Commonwealth Edison Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Pollution Control Revenue Refunding Bonds.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $42 million.

4.     Rate of interest per annum of each security: Variable.

5.     Date of issue, renewal or guaranty of each security: September 24, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): November 1, 2019.

8. Name of the person to whom each security was issued, renewed or guaranteed: Various.

9. Collateral given with each security: A series of ComEd's first mortgage bonds.

10.    Consideration given for each security: Cash.

11. Application of proceeds for each security: The proceeds from the sale of the bonds will be used to refund certain obligations issued to refinance the cost of certain pollution control and solid waste disposal facilities of ComEd.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.   If the security or securities were exempt from the provisions of section 6
      (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

C.
--

Exelon Enterprises Management, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.     Issue, renewal or guaranty: Issue.

3.     Principal amount of each security: $500 thousand.

4.     Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.     Date of issue, renewal or guaranty of each security: Third quarter, 2003.

6.     If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Company, LLC.

9.     Collateral given with each security: None.

10.    Consideration given for each security: Cash.

11.    Application of proceeds for each security: Operations.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.   If the security or securities were exempt from the provisions of section 6
      (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

D.
--
Exelon Energy Company has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities (draft, promissory note): Intercompany financing.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $4 million.

4.   Rate of interest per annum of each security: LIBOR plus 50 basis points .

5.   Date of issue, renewal or guaranty of each security: Third quarter, 2003.

6.   If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Exelon Enterprises, Inc..

9.   Collateral given with each security: None.

10.  Consideration given for each security: Cash.

11.  Application of proceeds for each security: Operations.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.   If the security or securities were exempt from the provisions of section 6
      (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

E.
--
Fischbach & Moore Electric, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intercompany financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $1.731 million.

4.      Rate of interest per annum of each security: LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Third quarter, 2003.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Enterprises Company, LLC.

9.      Collateral given with each security: None.

10.     Consideration given for each security: Cash.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.   If the security or securities were exempt from the provisions of section 6
      (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14.   If the security or securities are exempt from the provisions of section 6
      (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

F.
--
Exelon Thermal Development, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intercompany financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $100 thousand.

4.      Rate of interest per annum of each security: LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Third quarter, 2003.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Thermal Holdings, Inc.

9.      Collateral given with each security: None.

10.     Consideration given for each security: Cash.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

G.
--
Exelon Thermal Technologies, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $200 thousand.

4.      Rate of interest per annum of each security: LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Third quarter, 2003.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Exelon Thermal Holdings, Inc.

9.      Collateral given with each security: None.

10.     Consideration given for each security: Cash.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

H.
--
Exelon Thermal Holdings, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Intrasystem financing transaction.

2.      Issue, renewal or guaranty: Issue.

3.      Principal amount of each security: $90,816.

4.      Rate of interest per annum of each security: LIBOR plus 50 basis points.

5. Date of issue, renewal or guaranty of each security: Third quarter, 2003.

6.      If renewal of security, give date of original issue: NA.

7. Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit loan.

8. Name of the person to whom each security was issued, renewed or guaranteed: Edison Finance Partnership.

9.      Collateral given with each security: None.

10.     Consideration given for each security: Cash.

11.     Application of proceeds for each security: Operating funds.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6 (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13. If the security or securities were exempt from the provisions of section 6 (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of Section 6 (b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

                               Exhibit C - Item 19



                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2003
                                  (In millions)


Beginning Balance                                    $2,475
Net Income                                             (102)

Dividends:
  Common Stock                                         (163)
                                                     -------
  Ending Balance                                     $2,210
                                                     =======




                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2003
                                  (In millions)


Beginning Balance                                      $455
Net Income                                              141
Dividends:
   Common Stock                                         (78)
   Preferred Stock                                       (1)
                                                     -------
Ending Balance                                         $517
                                                     =======



                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2003
                                  (In millions)


Beginning Balance                                      $767
  Net Income                                            163
  Dividends:
     Common Stock                                       (94)
                                                     -------
Ending Balance                                         $836
                                                     =======


                                Exelon Generation
                         Undistributed Earnings Analysis
                    For the Quarter Ended September 30, 2003
                                  (In millions)


Beginning Balance                                    $1,077
  Net Income (Loss)                                    (428)
  Distributions to Members                              (72)
                                                     -------
Ending Balance                                         $577
                                                     =======

                            PECO Energy Power Company
                           Retained Earnings Analysis
                    For the Quarter Ended September, 30 2003
                                  (In millions)


Beginning Balance                                       $42
  Net Income                                              3
  Dividends:
     Common Stock                                         0
                                                     -------
Ending Balance                                          $45
                                                     =======


                            Susquehanna Power Company
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2003
                                  (In millions)


Beginning Balance                                       $38
  Net Income                                              2
  Dividends:
     Common Stock                                         0
                                                     -------
Ending Balance                                          $40
                                                     =======


                          Susquehanna Electric Company
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2003
                                  (In millions)


Beginning Balance                                       $ 5
  Net Income                                              0
  Dividends:
     Common Stock                                         0
                                                     -------
Ending Balance                                           $5
                                                     =======

                                ComEd of Indiana
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2003
                                  (In millions)


Beginning Balance                                       $ 2
  Net Income                                              0
  Dividends:
     Common Stock                                         0
                                                     -------
Ending Balance                                          $ 2
                                                     =======